BEMA GOLD CORPORATION

     Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, British Columbia V7X 1J1
Tel: (604) 681-8371
Fax: (604) 681-6209

2004	Notice of Annual and Special General Meeting of Shareholders
ANNUAL AND	Management Proxy Circular
SPECIAL GENERAL	Form of Proxy
MEETING

Place:	MacKenzie Room
Fairmont Waterfront Hotel
900 Canada Place
Vancouver, British Columbia

Time:	2:00 p.m.

Date:	Wednesday, June 23, 2004

BEMA GOLD CORPORATION

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of Shareholders of BEMA GOLD CORPORATION (hereinafter called the "Corporation") will be held in the MacKenzie Room, Fairmont Waterfront Hotel, 900 Canada Place, Vancouver, British Columbia, on Wednesday, the 23rd day of June, 2004 at 2:00 p.m. (local time), for the following purposes:

1.	To receive the report of the Directors;

2.	To receive the audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2003 (with comparative statements relating to the preceding fiscal period) together with the report of the Auditors thereon;

3.	To elect Directors;

4.	To appoint Auditors and to authorize the Directors to fix their remuneration;

5.	To consider, and if thought fit, approve amendments to the Corporation's Incentive Stock Option Plan to increase the maximum number of shares reserved for stock options under the Plan by 9,000,000 and to respond to certain regulatory issues arising from the Corporation's listing on the Alternative Investment Market of the London Stock Exchange, as more particularly set out in the Management Proxy Circular forming part hereof; and

6.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Corporation’s Annual Report containing the Directors' Report referred to in Item 1 above, as well as the Corporation's audited consolidated financial statements for the fiscal year ended December 31, 2003, a Management Proxy Circular and a form of Proxy. The accompanying Management Proxy Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Management Proxy Circular accompanying this Notice. Please advise the Corporation of any change in your mailing address.

DATED at Vancouver, British Columbia, this 14th day of May, 2004.

BY ORDER OF THE BOARD
BEMA GOLD CORPORATION

“Clive T. Johnson”

Clive T. Johnson
Chairman, President and Chief Executive Officer

BEMA GOLD CORPORATION
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, B.C. V7X 1J1

MANAGEMENT PROXY CIRCULAR
(Containing information as at May 10, 2004, unless indicated otherwise)

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of BEMA GOLD CORPORATION (the "Corporation") for use at the Annual and Special General Meeting (the “Meeting”) of the Shareholders of the Corporation (and any adjournment thereof) to be held on Wednesday, June 23, 2004, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Corporation at nominal cost. All costs of solicitation by management will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are Clive Johnson, the President, Chairman and Chief Executive Officer and a director of the Corporation and Roger Richer, the Secretary, General Counsel and Vice President, Administration of the Corporation. A Shareholder wishing to appoint some other person (who need not be a shareholder) to represent him at the Meeting has the right to do so, either by stroking out the names of those persons named in the accompanying form of proxy and inserting the desired person’s name in the blank space provided in the form of proxy or by completing another form of proxy. A proxy will not be valid unless the completed form of proxy is received by Computershare Trust Company of Canada, of 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting.

A proxy may be revoked by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of that corporation, and delivered to Computershare Trust Company of Canada, at the address above or to the head office of the Corporation, Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1, no later than 2:00 p.m. Vancouver time on the day prior to the Meeting or to the Chairman or Scrutineer of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

Shares represented by properly executed proxies in favour of persons designated in the enclosed form of proxy will be voted for all matters to be voted on at the meeting as set out in this Management Proxy Circular or withheld from voting if so indicated on the form of proxy.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

Such shares will, on a poll, be voted in favour of each matter for which no choice has been specified or where both choices have been specified by the Shareholder.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the

Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Management Proxy Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their Shares in their own name (referred to herein as “Beneficial Shareholders”) are advised that only proxies from registered Shareholders can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their Shares as a registered Shareholder. Every intermediary (broker) has its own mailing procedure and provides its own return instructions which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.

If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in such Shareholder’s name on the records of the Corporation. Such Shares will more likely be registered under the name of the Beneficial Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Corporation do not know for whose benefit the Shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Management Proxy Circular, form of proxy and related documents together with the Annual Report containing the 2003 financial statements (the “Meeting Materials”) to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the Registered Shareholder. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receiving such a form wish to vote at the Meeting, the Beneficial Shareholder should strike out the names of the management proxyholders named in the form and insert the Beneficial Shareholder’s name in the blank provided prior to returning the proxy. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote Shares directly at the Meeting – the proxy must be returned to ADP well in advance of the Meeting in order to have the Shares voted. All references to Shareholders in this Circular and the accompanying form of proxy and Notice of Meeting are to registered Shareholders unless specifically stated otherwise.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of common shares without par value (“common shares”), of which 356,578,715 fully paid and non-assessable common shares were issued and outstanding as of May 10, 2004 (the “Record Date”).

Only registered Shareholders at the close of business on the Record Date who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present as a Shareholder or as a representative of one or more corporate Shareholders, or who is holding a proxy on behalf of a Shareholder who is not present at the Meeting, will have one vote, and on a poll every Shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate Shareholders, will have one vote for each common share registered in his name on the list of shareholders, which is available for inspection during normal business hours at Computershare Trust Company of Canada and will be available at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, there are no persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation.

ELECTION OF DIRECTORS

The Board of Directors presently consists of 11 directors and it is intended to elect nine directors for the ensuing year.

On June 9, 1989 the By-Laws of the Corporation were amended by special resolution in order to provide for three year staggered terms for the election of directors of the Corporation. On April 16, 2003, as part of a corporate governance review by the Corporation, the By-Laws were amended by the Board of Directors to remove the staggered terms for the election of directors and to have the directors resign each year and stand for re-election at the Corporation’s Annual General Meeting. A retiring director is eligible for re-election and shall act as a director throughout the meeting at which he retires.

In accordance with the Canada Business Corporations Act, the amendment to the By-Laws took effect when adopted by the Board of Directors, although the amendment was also ratified by the Shareholders of the Corporation at the last Annual General Meeting held on June 11, 2003.

The following table and notes thereto sets out the names of Management’s nominees for election as directors, the country in which each is ordinarily resident, all offices of the Corporation and Board committee positions now held by each, their principal occupation, the period of time for which each has been a director of the Corporation, and the number of common shares of the Corporation beneficially owned, directly or indirectly, or over which each exercises control or direction, as at the date hereof.

Name, Position and	Principal Occupation and, if not an Elected	Director	Number
Country of Residence(1)	Director, Employment for Past Five Years(1)	Since(1)	of Shares(1)

ALLEN, Thomas I.A.(2)(4)	Senior partner in the Toronto law firm of Ogilvy	November 24, 1998	10,000
Director	Renault since October 1996.
Canada

ANGUS, R. Stuart(3)	Managing Director, Mergers and Acquisitions, of	June 18, 1992	89,379
Director	Endeavour Financial Corporation, a private
Canada	financial and corporate advisory firm specializing
in the mining industry, since November 1, 2003.
Prior to that senior partner in the law firm of
Fasken Martineau DuMoulin LLP.

CROSS, Robert M.D.(2)(3)	Director of various private and public companies	March 1, 2003	500,000
Director	including serving as Chairman of Northern Orion
Canada	Explorations Ltd. Chairman and CEO of Yorkton
Securities Inc. from December 1996 to
September, 1998.

GAYTON, Robert J. (2)(4)	Vice President of Finance with Western Silver	April 1, 2003	5,000
Director	Corporation, a Toronto Stock Exchange listed
Canada	mining company, since 1995.

JOHNSON, Clive T. (2)(5)	Chairman, President and Chief Executive Officer	December 5, 1988	293,625(6)
Chairman, President, Chief	of the Corporation.
Executive Officer and Director
Canada

KORPAN, Jerry R.	Executive Director of Emergis Capital, a property	June 28, 2002	500,000
Director	development company based in Antwerp,
England	Belgium, since April 2001.

MCFARLAND, Cole E. (3)(4)	Retired since 1995. Prior thereto President and	November 24, 1998	3,500
Director	Chief Executive Officer, Placer Dome U.S. since
U.S.A.	1987.

PÉREZ-COTAPOS, Eulogio	Senior partner in the law firm of Cariola, Diez,	June 20, 1997	0
Director	Pérez-Cotapos & Cia. Ltda. in Santiago, Chile.
Chile

RAYMENT, Barry D.	Principal of Mining Assets Corporation, a	December 5, 1988	31,162
Director	technical consulting firm which provides services
U.S.A.	to the mining industry.

NOTES:

(1)
The information as to country of residence, principal occupation and the number of shares beneficially owned or over which a Director exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective Directors individually

(2)	Denotes member of the Corporate Governance and Nominating Committee.
(3)	Denotes member of the Compensation Committee.
(4)	Denotes member of the Audit Committee.
(5)	Denotes member of the Hedging Committee.
(6)	Of these shares, 9,233 are held by 392611 B.C. Ltd., a private corporation wholly owned by Mr. Johnson.

The Corporation does not have an Executive Committee.

STATEMENT OF EXECUTIVE COMPENSATION

1. Summary Compensation Table

The Corporation currently has five named executive officers as set out in the table below (the “Named Executive Officers”). The following table sets forth compensation information for services in all capacities to the Corporation and its subsidiaries for the three fiscal years ended December 31, 2003, 2002 and 2001 by the Chief Executive Officer and the other four most highly compensated executive officers of the Corporation:

Name and Position Of Principal	Year	Annual Compensation			Long-Term Compensation			All Other Compen- sation (Cdn$)(4)
		Salary(1) (Cdn $)	Bonus (Cdn$)	Other Annual Compen- sation (Cdn$)(2)	Awards		Payouts
					Securities Under Options/SARs Granted(#)(3)	Restricted Shares/Units Awarded(#)	LTIP Payouts ($)
Clive Johnson Chief Executive Officer, Chairman, and President	2003	551,311	500,000	37,148	2,500,000	N/A	N/A	1,412
	2002	398,830	74,051	31,416	1,000,000	N/A	N/A	1,412
	2001	333,478	Nil	48,829	750,000	N/A	N/A	1,412
Roger Richer Vice President Administration, General Counsel and Secretary	2003	253,155	225,000	17,880	600,000	N/A	N/A	Nil
	2002	183,507	34,708	16,452	200,000	N/A	N/A	Nil
	2001	152,893	Nil	16,842	150,000	N/A	N/A	Nil
Tom Garagan Vice President, Exploration	2003	241,905	175,000	14,280	600,000	N/A	N/A	Nil
	2002	183,507	34,708	2,052	200,000	N/A	N/A	Nil
	2001	152,893	Nil	2,052	150,000	N/A	N/A	Nil
George Johnson Senior Vice President, Operations	2003	313,397	225,000	17,880	600,000	N/A	N/A	Nil
	2002	276,056	21,250	16,452	200,000	N/A	N/A	Nil
	2001	254,375	Nil	16,452	150,000	N/A	N/A	Nil
Mark Corra Vice President, Finance	2003	234,405	175,000	18,405	500,000	N/A	N/A	Nil
	2002	182,674	11,250	16,977	200,000	N/A	N/A	Nil
	2001	139,268	Nil	16,952	150,000	N/A	N/A	Nil

(1)	See “Termination of Employment, Change in Responsibilities and Employment Contracts” below for further details of salary reductions previously affecting these individuals.
(2)	Includes car allowance, parking, club membership and imputed interest on loans.
(3)	Figures represent only options granted during a particular year; see “Aggregated Option Exercises” table below for the aggregate number of options outstanding at year-end.
(4)	Includes Private Long Term Disability Insurance.

2. Long-Term Incentive Plans – Awards in Most Recent Completed Financial Year

Long term incentive plan awards (“LTIP”) means “any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Corporation or an affiliate, or the price of the Corporation’s shares but does not include option or stock appreciation right plans or plans for compensation through restricted shares or units”. The Corporation has not granted any LTIP’s during the past fiscal year.

3. Options and SARs

Stock appreciation rights (“SAR’s”) means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Corporation’s common shares. There were no SAR's granted to or exercised by the Named Executive Officers during the fiscal year ended December 31, 2003.

Option/SAR Grants in Last Fiscal Year

The following table sets forth stock options granted under the Corporation's Stock Option Plan (the "Stock Option Plan") to each of the Named Executive Officers, during the fiscal year ended December 31, 2003.

Name	Securities Under Options/SARs Granted (#)(1)	% of Total Options/SARs Granted in Fiscal year(2)	Exercise or Base Price ($/Security)(3)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
Clive Johnson	2,500,000	19.4%	$1.49	$1.49	May 19, 2008
Roger Richer	600,000	4.7%	$1.49	$1.49	May 19, 2008
Tom Garagan	600,000	4.7%	$1.49	$1.49	May 19, 2008
George Johnson	600,000	4.7%	$1.49	$1.49	May 19, 2008
Mark Corra	500,000	3.9%	$1.49	$1.49	May 19, 2008

(1)	Number of common shares of the Corporation acquired on the exercise of stock options.
(2)	Percentage of all options granted during the last fiscal year.
(3)
The exercise price of stock options is set at not less than 100% of the market value of the common shares of the Corporation on the date of grant. The exercise price of stock options may be adjusted in the event that specified events cause dilution of the Corporation’s share capital.

Aggregated Option Exercises in Last Fiscal Year and
Fiscal Year-End Option Values

The following table sets forth details of all exercises of stock options during the fiscal year ended December 31, 2003 by each of the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise(#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options/SARs at Fiscal Year-End (#)(3) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/ SARs at Fiscal Year-End($)(3)(4) Exercisable/ Unexercisable
Clive Johnson	1,000,000	$2,800,000	2,333,334 / 1,666,666	$8,182,502 / $5,549,998
Roger Richer	500,000	$1,272,000	0 / 400,000	0 / $1,332,000
Tom Garagan	400,000	$1,108,000	400,000 / 400,000	$1,422,000 / $1,332,000
George Johnson	250,000	$472,500	450,000 / 400,000	$1,647,500 / $1,332,000
Mark Corra	350,000	$1,079,602	316,667 / 333,333	$1,158,501 / $1,109,999

(1)	Number of shares of the Corporation acquired on the exercise of options.
(2)	Calculated using the difference between the exercise price and the closing price of common shares of the Corporation on the Toronto Stock Exchange on the date of exercise.
(3)	As freestanding SARs have not been granted, the number relates solely to options.
(4)
Value of unexercised in-the-money options calculated using the closing price of common shares of the Corporation on the Toronto Stock Exchange on December 31, 2003 of $4.82, less the exercise price of in-the-money options.

4. Option Repricings

No options were repriced during the fiscal year ended December 31, 2003.

5. Defined Benefit or Actuarial Plan Disclosure

The Corporation does not provide retirement benefits for directors and executive officers.

6. Termination of Employment, Change in Responsibilities and Employment Contracts

As at December 31, 2003 the Corporation has five Named Executive Officers as set out in the Summary Compensation Table above. The Corporation has a formal employment agreement (the “Employment Agreement”) dated and approved by the Board on July 3, 1990, as amended August 29, 1991, with Clive Johnson, one of its Named Executive Officers. The Employment Agreement has an indefinite term and is subject to termination in certain events. In the event of termination of Mr. Johnson’s employment for other than just cause (as defined therein) the Employment Agreement provides for payment by the Corporation of a severance allowance payable as follows:

(1)	an amount equal to his aggregate salary for the preceding 12 months, payable at the time of termination;
(2)	an amount equal to 100% of such aggregate salary, payable one year after termination; and
(3)	an amount equal to 100% of such aggregate salary, payable two years after termination.

The Employment Agreement provides that if any such severance allowance is paid, Mr. Johnson is prohibited from engaging in any activity competitive with the Corporation’s business, which includes engaging in mining operations within an area of five miles from any mineral properties being explored or developed by the Corporation at termination, for a period of one year following termination, except with the written consent of the Corporation.

The Employment Agreement provides for annual review of the salary of Mr. Johnson and a minimum annual increase of 10%. The current salary is fixed at $600,000 per annum. Mr. Johnson’s 10% increase was deferred for the years 2001 and 2002. In addition, pursuant to the Employment Agreement, Mr. Johnson receives a car allowance of $14,400 per annum.

Each of Messrs. Richer, Garagan, Corra and George Johnson, all Named Executive Officers, has an employment agreement with the Corporation with terms comparable to the Employment Agreement of Mr. Clive Johnson as described above. Under the terms of these employment agreements the salaries are subject to review annually however there is no minimum increase. There were no salary increases under the employment agreements for Messrs. Richer, Garagan and Johnson for the years 2001 and 2002. In 2003, the salaries were increased and the current annual salaries under these employment agreements are as follows:

Roger Richer	$275,000
Tom Garagan	$260,000
George Johnson	$325,000
Mark Corra	$250,000

Messrs Richer, Garagan, Corra and George Johnson each receive a car allowance of $14,400 per annum. Each of the employment agreements provide for basic medical and dental plans, an allowance for a sport or social club membership, reimbursement of all reasonable travel expenses incurred in connection with the business of the Corporation or any of its subsidiaries and the maintenance of life insurance or equivalent death benefits to a maximum of 200% of the employee’s annual salary.

7. Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the Board of Directors of the Corporation is comprised of R. Stuart Angus, Robert Cross and Cole McFarland, all directors of the Corporation none of whom is or was during the most recently completed year an officer or employee of the Corporation or any of its subsidiaries.

8. Report on Executive Compensation

The Corporation’s executive compensation program is supervised by the Compensation Committee (the “Committee”) of the Board of Directors. The Committee has, as part of its mandate, responsibility for reviewing recommendations from management for subsequent approval by the Board of Directors with respect to the appointment and remuneration of executive officers of the Corporation. The Committee also monitors the performance of the Corporation’s senior executive officers and reviews the design and competitiveness of the Corporation’s compensation plans.

Executive Compensation Program

The Corporation’s executive compensation program is based on pay for performance philosophy. It is comprised of three elements:

1.
base salaries which are set at levels which are competitive with the base salaries paid by corporations of a comparable size within the mining industry and with operations at approximately the same state, thereby enabling the Corporation to compete for and retain executives critical to the Corporation’s long term success;

2.	annual bonuses which are considered from time to time, based on individual and corporate performance criteria; and
3.	share ownership opportunities through a stock option plan which provides additional incentive and aligns the interests of executive officers with the longer term interests of shareholders.

As an executive officer’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) as the mix of total compensation shifts towards a greater emphasis on bonus and stock options, thereby increasing the mutual interest between executive officers and shareholders. The level of base salary for each employee within a specified range is determined by past performance, as well as by the level of responsibility and the importance of the position to the Corporation.

The Committee’s recommendations for base salaries and bonuses, if any, for the senior executive officers, are submitted to the Board of Directors of the Corporation for approval.

Stock Options

The Corporation’s Stock Option Plan (“the Stock Option Plan”) is administered by the Board of Directors. The Compensation Committee makes recommendations to the Board on the Stock Option Plan. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Corporation to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance.

The number of stock options which may be issued under the Stock Option Plan in aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder approval. Stock options usually have a five year term, and are exercisable at the market price (as defined in the Stock Option Plan) of the Corporation’s common shares on the date of grant. A holder of stock options must be a director, officer or employee of or consultant to the Corporation or its associated, affiliated, controlled or subsidiary companies in order to exercise stock options. See “Particulars of Other Matters to be Acted Upon” below for details of the proposed resolution to amend the Stock Option Plan.

Other Compensation

The Corporation’s Chief Executive Officer has entered into an employment agreement with the Corporation which specifies the minimum increase in the level of annual base salary to be paid to such executive, as well as other terms of employment (see “Termination of Employment” above for detailed descriptions).

The foregoing report, dated May 10, 2004, was reviewed by R. Stuart Angus, Robert Cross and Cole McFarland.

9. Performance Graph

The Chart below compares the yearly percentage change in the cumulative total shareholder return on the Corporation’s common shares against the cumulative total shareholder return of the TSX 300 Stock Index for the five fiscal year period commencing January 1, 1999 and ending December 31, 2003.

Note: Assumes that the initial value of the investments on the Toronto Stock Exchange in the Corporation's common shares and in each of the indices was $100.00 on January 1, 1999 and that any dividends were reinvested.

10. Compensation of Directors

Pursuant to a recommendation by the Compensation Committee, the meeting fees, committee member meeting fees and the annual retainer for the Chairpersons of the Committees that are payable to the directors (other than employees) were increased effective May 23, 2003. The annual retainer for each director was increased from $10,000 to $20,000, and the meeting fees were increased from $1,000 to $1,500 per board meeting attended. The annual retainer payable to the Chairman of the Audit Committee was increased from $2,500 to $7,500 and the annual retainer for the Chairmen of the other committees was increased from $2,500 to $5,000. In addition, directors who are also members of board committees, receive a fee of $1,500 per meeting, which was increased from $1,000.

In 2003, the following amounts were paid to directors with respect to the above services:

Thomas Allen	$37,875
R. Stuart Angus	$20,250
Erwin Haas	$19,000
Eulogio Pérez-Cotapos	$19,000
Cole McFarland	$32,000
Barry Rayment	$21,000
Neil Woodyer	$23,500
Jerry Korpan	$18,000
Robert Cross	$16,833
Robert Gayton	$17,750

Mr. Neil Woodyer is a director of the Corporation and the Managing Director of Endeavour Financial Ltd. (“Endeavour”). Endeavour, under certain financial consulting arrangements with the Corporation, charged the

Corporation $187,384 as consulting fees for financial advisory services rendered and out-of-pocket expenses during the fiscal year ended December 31, 2003. See “Interest of Insiders in Material Transactions” below for further details regarding additional transactional fees paid to Endeavour during the year.

Fasken Martineau Dumoulin LLP, a law firm in which R. Stuart Angus, a director of the Corporation, was a senior partner during the period January to October, 2003, charged the corporation an aggregate of $138,062 for professional services rendered and out-of-pocket expenses during the 2003 financial year. Mr. Angus resigned from the firm on October 31, 2003. On November 1, 2003, Mr. Angus joined Endeavour Financial Corporation as Managing Director, Mergers and Acquisitions. See “Interest of Insiders in Material Transactions” below for further details regarding transactional fees paid to Endeavour during the year.

Cariola, Diez, Pérez-Cotapos & Cia. Ltd., a law firm in which Eulogio Pérez-Cotapos, a director of the Corporation, was a partner during 2003, charged the Corporation $42,913 for professional services rendered and out-of-pocket expenses during the 2003 financial year.

Mr. Jerry Korpan, a director of the Corporation, also provides consulting services to the Corporation. During the year 2003, Mr. Korpan was paid a total of $60,000 for corporate/investor relations consulting services rendered in the United Kingdom and Europe and out-of-pocket expenses, pursuant to the terms of a consulting agreement between the Corporation and Mr. Korpan.

The Corporation granted stock options to certain directors who are not Named Executive Officers. The following table sets forth stock options granted by the Corporation during the fiscal year ended December 31, 2003, to directors who are not named Named Executive Officers of the Corporation, as a group:

Name	Securities Under Options/SARs Granted (#)(1)	% of Total Options/SARs Granted in Fiscal year(2)	Exercise or Base Price ($/Security)(3)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
Directors who are not named Executive Officers (1 person)	1,000,000	0.08%	$1.40	$1.40	Oct 24, 2007
Directors who are not named Executive Officers (10 persons)	3,150,000	2.5%	$1.49	$1.49	May 19, 2008
Directors who are not named Executive Officers (1 person)	200,000	0.02%	$3.83	$3.83	Oct 16, 2008

(1)	Number of common shares of the Corporation acquired on the exercise of stock options.
(2)	Percentage of all options granted during the last fiscal year.
(3)
The exercise price of stock options is set at not less than 100% of the market value of the common shares of the Corporation on the date of grant. The exercise price of stock options may be adjusted in the event that specified events cause dilution of the Corporation’s share capital.

The following table sets forth details of all exercises of stock options during the fiscal year ended December 31, 2003 by directors who are not Named Executive Officers of the Corporation, as a group, and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Unexercisable ($)(3)
Directors who are not Named Executive Officers (10 persons)	825,000	$2,139,850	2,781,670 / 2,733,330	$9,459,810 / $8,834,990

(1)	Number of common shares of the Corporation acquired on the exercise of stock options.
(2)	Calculated using the difference between the exercise price and the closing price of common shares of the Corporation on the Toronto Stock Exchange on the date of exercise.
(3)	Value using the closing price of common shares of the Corporation on the Toronto Stock Exchange on December 31, 2003 of $4.82 per share, less the exercise price per share.

STATEMENT OF CORPORATE GOVERNANCE REPORT PRACTICES

General

In July 2000, the Toronto Stock Exchange (the “TSX”), the TSX Venture Exchange and the Canadian Institute of Chartered Accountants mandated the Joint Committee on Corporate Governance to review and modify the TSX Corporate Governance Guidelines (the “Guidelines”) originally introduced in 1995. Particulars of the Corporation’s corporate governance practices and procedures are set forth below, together with the plans of the Board of Directors of the Corporation (the “Board”) to assure a greater degree of compliance with the Guidelines during the current and future fiscal years of the Corporation.

		TSX Corporate Governance Guidelines	Bema's Approach

1.	The board should explicitly assume responsibility for stewardship of the Company and, as part of the overall stewardship, assume responsibility for:
The mandate of the Board is to supervise the management of the business and affairs of the Corporation. The Board’s principal responsibilities are to supervise and evaluate management, to oversee the conduct of the Corporation’s business, to set policies appropriate for the business of the Corporation and to approve corporate strategies and goals. The Board is to carry out its mandate in a manner consistent with the fundamental objective of enhancing shareholder value. Every director is required to act honestly and in good faith in the best interests of the Corporation and to exercise the care, diligence and skill of a reasonably prudent person. Responsibilities not delegated to senior management or to a committee of the Board remain those of the full Board. Prior approval by the Board is required in many specific instances under the Canada Business Corporations Act, securities legislation and the rules and policies of the Toronto Stock Exchange, the American Stock Exchange and the Alternative Investment Market.

	(a)	adoption of a strategic planning process
The Board has delegated the day-to-day management of the business and affairs of the Corporation to the senior management of the Corporation, subject to compliance with strategic and capital plans approved from time to time by the Board.

	(b)	identification of principal risks and implementation of appropriate systems to manage those risks
The Board, through the Audit Committee and the Hedging Committee, takes responsibility for identifying the principal risks of the Corporation's business and for ensuring these risks are effectively monitored and mitigated to the extent practicable. The Audit Committee meets regularly to review reports and discuss significant risk areas with the auditors. The Hedging Committee assists the Board in managing the risks involved in the Corporation’s commodity and currency hedging arrangements.

	(c)	succession planning, including appointing, training and monitoring management	The Board does not have a formal succession planning model.

	(d)	a communications policy	The Board, as a whole, is responsible for ensuring disclosure is made pursuant to an appropriate communications policy governing the timeliness and content of the Corporation’s disclosure.

	(e)	the integrity of internal control and management information systems
In keeping with the overall responsibility for the stewardship of the Corporation, the Board, through its Audit Committee, examines the Corporation’s internal control and management information systems. As well, the Corporate Governance Committee has established a Disclosure Controls and Procedure Policy and a Disclosure Committee which will be comprised of designated members of senior management who will report to the Corporate Governance Committee.

2.	The board should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company.		The Board of the corporation is currently composed of 11 directors, six of whom are unrelated.

3.	The board is required to disclose on an annual basis whether the board has a majority of unrelated directors and the analysis of the application of the principles of supporting this conclusion.

The Board of the Corporation is currently composed of 11 directors, ten outside directors, being directors who are not officers or employees of the Corporation, and one inside director, the Corporation's CEO. Only nine of the 11 directors will stand for re-election at the 2004 Annual and Special General Meeting.

The Board has further determined that of its ten outside directors, six are unrelated directors (i.e. a director who is independent of management and is free from any interest or any business or other relationship which could, or could reasonably be perceived to materially interfere with the director’s ability to act in the best interest of the Corporation, other than interests arising from shareholdings). Four outside directors provide services to the Corporation on a consulting basis and are therefore related directors. The one inside director is, by definition, also a related director.

4.	The board should appoint a committee, the majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and assessing directors.

The Corporation's Corporate Governance and Nominating Committee assumes responsibility for the following:

  proposing new nominees to the Board;

  developing and implementing an orientation and educational program for new recruits to the Board in order to familiarize new directors with the business of the Corporation, its management and professional advisors and its facilities;

  developing and implementing a process for assessing the effectiveness of the Board and its committees and for assessing the contribution of each of the Corporation’s directors;

  continuing to develop the Corporation's approach to corporate governance issues; and

  reviewing and responding to requests by individual directors of the Corporation to engage outside advisors at the expense of the Corporation.

5.	Every board should implement a process for assessing the effectiveness of the board as a whole, the board’s committees and individual directors.	The Corporate Governance Committee has under consideration the development of an effective program for the evaluation of the effectiveness of the Board, its committees and individual directors.

6.	Every Company should provide an orientation and education program for new recruits to the board.	Responsibility of Corporate Governance and Nominating Committee - see #4 above.

7.	Every board should examine its size and, where appropriate, undertake a program to reduce the number of directors.	The Board considers this guideline from time to time and has determined nine (a proposed reduction of two from the current 11) as the optimum number of members for the Board of the Corporation for the ensuing year. The members of the Board of Directors have been chosen on the basis of their skill, expertise and experience in the international gold mining industry and other businesses as well as their ability to actively contribute on the broad range of issues with which the Board or the Corporation must deal.

8.	The board should review the compensation of directors to ensure it adequately reflects the responsibilities and risks involved in being an effective director.	The Corporation's Compensation Committee determines the general compensation structure, policies and programs of the Corporation, makes recommendations to the Board on the Corporation’s stock option plan and compensation of directors. The compensation of directors was last adjusted in 2003.

9.	Committees of the board should generally be composed of outside directors, a majority of whom are unrelated directors.	The Board has established four committees: the Audit Committee, the Compensation Committee, the Hedging Committee and the Corporate Governance and Nominating Committee.

The Audit Committee is comprised of Thomas Allen, Cole McFarland and Robert Gayton, all of whom are unrelated directors. The Audit Committee has prepared a Charter which is available for viewing on the Corporation’s website at www.bemagold.com.

The Compensation Committee consists of R. Stuart Angus, Robert Cross and Cole McFarland of whom only Mr. Angus is a related director. The Compensation Committee determines the salary and benefits of the executive officers of the Corporation, determines the general compensation structure, policies and programs of the Corporation, makes recommendations to the Board on the Corporation’s stock option plan and delivers an annual report to shareholders on executive compensation.

The Hedging Committee currently consists of Clive Johnson and Neil Woodyer. Although Messrs. Johnson and Woodyer are related directors, it is the view of the Board that the skills and expertise of these individuals is such that it outweighs the fact that they are related and that therefore they are the appropriate people to serve on this committee at the present time. The Committee was established to assist the Board in managing the risks involved in the Corporation’s commodity and currency hedging arrangements.

The Corporation’s Corporate Governance and Nominating Committee consists of Clive Johnson, Thomas Allen, Robert Cross and Robert Gayton, of whom only Mr. Johnson is a related director.

10.	Every board should expressly assume responsibility for, or assign to a committee, the general responsibility for, developing the Company’s approach to governance issues.	The Corporation's Corporate Governance and Nominating Committee is responsible for developing, making recommendations to the Board with regard to, and monitoring the implementation of the Corporation’s approach to governance issues. This committee considers best practices among major Canadian companies to ensure the Corporation continues to carry out high standards of corporate governance.

11.	The board, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management’s responsibilities. In addition, the board should approve or develop the corporate objective which the CEO is responsible for meeting.

The mandate of the board is to supervise the management of the business and affairs of the Corporation. The Board’s principal responsibilities are to supervise and evaluate management, to oversee the conduct of the Corporation’s business, to set policies appropriate for the business of the Corporation and to approve corporate strategies and goals.

The Board expects management of the Corporation to conduct the business of the Corporation in accordance with the Corporation’s ongoing strategic plan. The Board reviews management’s progress in meeting these expectations at Board meetings normally held every quarter.

The Corporate Governance Committee has under consideration a position description for the CEO.

12.	Every board should have in place appropriate structures and procedures to ensure that the board can function independently of management.
The Board has the responsibility to ensure that the Board functions independently of management. Mr. Clive Johnson is Chairman of the Board of Directors and Chief Executive Officer (“CEO”) of the Corporation. In the view of the Board, the fact that Mr. Johnson occupies both offices does not impair the ability of the Board to act independently of management. The Board has reached this conclusion for various reasons, including the number of unrelated, independent directors on the Board.

The Board is responsible for approving long-term strategic plans and annual operating budgets and plans recommended by management. Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals. The Board is also responsible for the review of senior executive recruitment and compensation.

The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board independently of the Corporation’s management. The Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee consist of at least a majority of directors who are unrelated to the Corporation’s management.

13.	The audit committee of every board of directors should be composed of only outside directors. The roles and responsibilities of the audit committee should be specifically defined.

The Audit Committee is comprised of three directors, all of whom are unrelated directors. The Audit Committee reviews the annual and quarterly financial statements of the Corporation, oversees the annual audit process, the Corporation’s internal accounting controls and the resolution of issues identified by the Corporation’s auditors and recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders at the next Annual General Meeting.

All members of the Audit Committee are financially literate (are able to read and understand a balance sheet, an income statement, a cash flow statement and the notes attached thereto). The Chairman of the Audit Committee, Dr. Gayton, is a chartered accountant and has a Ph.D in Finance and Accounting. The Audit Committee's responsibilities are set out in its charter, which is available for viewing on the Corporation's website at www.bemagold.com. The Corporation's external auditors have a direct line of communication with the committee at all times and meet with the Audit Committee without management present at least quarterly. The Committee approves all non-audit work performed by the external auditors.

14.	The board of directors should implement a system which enables an individual director to engage and outside advisor at the expense of the Company.
The Corporate Governance and Nominating Committee is responsible for reviewing and responding to requests by individual directors of the Corporation to engage outside advisors at the expense of the Corporation.

Conclusion

The Corporation has adopted substantially all of the recommendations for improved corporate governance contained in the Guidelines. In certain areas the Board has determined that the TSX guidelines are not appropriate for the conduct of the Corporation’s business at this stage of its development. However, the Board of Directors continuously reviews its corporate governance practices to determine if any changes are necessary.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

The following tables sets forth the indebtedness to, or guaranteed or supported by, the Corporation or any of its subsidiaries, of each director, executive officer, senior officer, proposed nominee for election as a director and each associate of any such director, officer or proposed nominee in respect of indebtedness to the Corporation since the beginning of the most recently completed financial year.

Name and Principal Position	Involvement of the Corporation	Largest Amount Outstanding During Last Completed Financial Year	Amount Outstanding as At May 10, 2004	Financially Assisted Securities Purchases During Last Completed Financial Year	Security for Indebtedness
Clive Johnson Chief Executive Officer, Chairman and President	Lender	$500,000(1)	$500,000(1)	Nil	Nil

(1)	Interest free loan granted under employment agreement with the Corporation.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth below or elsewhere in this Management Proxy Circular and other than transactions carried out in the ordinary course of business of the Corporation or any of its subsidiaries, none of the directors or senior officers of the Corporation, a proposed management nominee for election as a director of the Corporation, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Corporation nor an associate or affiliate of any of the foregoing persons had since January 1, 2003 being the commencement of the Corporation’s last completed financial year, any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Corporation or any of its subsidiaries.

The Corporation was involved in the following transactions with Endeavour Financial Ltd. (“Endeavour”). Mr. Neil Woodyer, a director of the Corporation, is a founding partner and managing director of Endeavour and is CEO of Endeavour Financial Corporation, the parent company of Endeavour. Mr. R. Stuart Angus, a director of the Corporation, is Managing Director, Mergers and Acquisitions, of Endeavour.

Endeavour acted as a financial advisor for each of the Corporation and EAGC Ventures Corporation ("EAGC") on a business combination by way of Plan of Arrangement (the “Arrangement”) which completed on February 14, 2003. Pursuant to an advisory agreement between the Corporation and Endeavour, the Corporation was required to pay to Endeavour a Milestone Fee of US$100,000 upon the entering into of the Arrangement. The Milestone Fee was issued to Endeavour in the form of a promissory note issued on January 10, 2003 convertible into a maximum of 82,590 common shares of the Corporation. In addition, Success Fees of 1% from the Corporation and 2% from EAGC (collectively the “Success Fees”) were payable to Endeavour upon closing of the Arrangement, based on the value of the transaction. The Success Fees were issued to Endeavour, by the Corporation, in the form of convertible promissory notes in the amount of US$1,620,289 and US$760,145 on February 14, 2003, convertible into a maximum of 1,948,938 common shares of the Corporation in aggregate. The promissory notes were converted into 1,948,938 shares on June 12, 2003. In addition, prior to the close of the Plan of Arrangement, Endeavour Mining Capital Corp., a listed company of which Mr. Woodyer is the Chief Executive Officer, held 500,000 EAGC Common Shares and 350,000 Special Warrants of EAGC. As a result of the completion of the Arrangement, these EAGC Common Shares and EAGC Special Warrants were converted into 850,000 common shares and 175,000 share purchase warrants of the Corporation.

Mr. Robert Cross, a former director of EAGC, held 1,000,000 stock options of EAGC and 2,000,000 common shares of EAGC. Mr. Cross, following his appointment as a director of the Corporation on March 1, 2003, was granted 1,000,000 Bema options as replacement options for his EAGC options. See “Compensation of Directors” above for additional details; and

See also “Compensation of Directors” above for details of other consulting arrangements and fees paid directly or indirectly to individuals who are directors of the Corporation.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of PricewaterhouseCoopers LLP as auditors of the Corporation and to authorize the directors to determine their remuneration. PricewaterhouseCoopers LLP were first appointed auditors of the Corporation on November 6, 1996.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Management Proxy Circular, no person who has been a director or senior officer of the Corporation at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Amendment to the Stock Option Plan

The Corporation has an incentive stock option plan (the "Plan") for the granting of incentive stock options from time to time to directors, employees, officers and consultants providing substantial services to the Corporation and its associated, affiliated, controlled and subsidiary companies (collectively the "Eligible Persons"), as the Board or the duly appointed Compensation Committee of the Board designates. The Corporation first implemented an incentive stock option plan in 1991. The current plan was adopted by shareholders on May 24, 1995 and amended on September 10, 1997, June 9, 1999, June 28, 2002, and on June 11, 2003.

Under the Plan, options may be granted to Eligible Persons to purchase from the Corporation such number of its common shares as the Board or its Compensation Committee may designate. Pursuant to paragraph 1 of the current Plan, options may be granted on authorized but unissued common shares up to but not exceeding an aggregate of 31,000,000 common shares of the Corporation, provided that the total number of common shares to be optioned to any one optionee may not exceed 5% of the issued common shares of the Corporation at the time of grant.

There were 3,323,500 options outstanding under the predecessor stock option plan on May 24, 1995 when the current Plan was approved. Since that time, the Corporation has granted incentive stock options under the Plan to Eligible Persons for the purchase of an additional 32,633,459 shares. In addition to the grant of 32,633,459 options under the Plan, an additional 1,250,000 stock options were granted to former EAGC option holders as part of completing the business combination by way of Plan of Arrangement with EAGC. Approval was received from the Toronto Stock Exchange for these options to be granted outside of the Corporation’s Stock Option Plan. Of the 32,633,459 options granted under the Plan, 18,044,068 options representing approximately 5% of the current issued and outstanding share capital, remain in effect and unexercised to date.

Management and the Board considers it to be in the best interests of the Corporation for the shareholders to adopt an amendment to paragraph 1 of the Plan to increase the maximum number of common shares issuable under the terms of the Plan by 9,000,000 to 40,000,000 shares in aggregate, subject to regulatory approval. The reservation of the additional 9,000,000 shares for options represents less than 2.5% of the Corporation's present issued and outstanding share capital. The additional 9,000,000 shares, when added to the current number of options which remain reserved under the Plan of 19,909,318, totals 28,909,318, representing 8% of the Corporation’s present issued and outstanding share capital. As a result, the total amount available for granting under the Amended Plan will be approximately 10,865,250 (representing 3% of the Corporation’s presently issued and outstanding share capital), being the total amount of shares reserved less the total amount of options currently outstanding.

In addition, in connection with the recent listing of the Corporation’s shares on the Alternative Investment Market of the London Stock Exchange ("AIM"), regulatory requirements mandate certain periods during which insiders of the Corporation are prohibited from trading in the Corporation’s securities. These restricted trading periods for insiders are called “Blackout Periods”. In the event that an insider of the Corporation has entered into an incentive stock option agreement with the Corporation (the “Agreement”), the term of which expires during one of these Blackout Periods, the Corporation proposes to provide an extension of the right to exercise the option under the Agreement for a period of 10 business days commencing on the first business day after the expiry date of the Blackout Period. The longest Blackout Period which AIM currently mandates is 60 days and it is not expected that an extension of an Option pursuant to the proposed amendments would cover any longer period.

Management considers the current proposed amendments to be in the Corporation's best interest because the Plan is designed to give each option holder a parallel interest with the shareholders in preserving and maximizing shareholder value. In addition, it enables the Corporation to attract and retain qualified directors, officers and employees with experience and ability, and to reward these individuals for current and expected future performance.

Under the existing terms of the Plan the purchase price per common share for any option granted under the Plan may not be less than the closing price of the Corporation's shares on the Toronto Stock Exchange on the last trading day immediately preceding the date of the grant. Pursuant to the Plan, options must be granted pursuant to an option agreement in a form that complies with the rules and policies of the Toronto Stock Exchange, which provide as follows:

(a)	all options granted shall be non-assignable;

(b)	an option must be exercisable during a period not extending beyond 10 years from the time of grant.

It is the Corporation’s current policy to grant maximum 5-year options. In addition, it is also the Corporation’s policy that a vesting provision will apply to all stock options granted such that the option only vests, and becomes exercisable over a defined time period following grant of the options.

In accordance with the rules and policies of the Toronto Stock Exchange, the following proposed amendment to the Plan must be approved by the Shareholders of the Corporation. Accordingly, the Shareholders will be asked at the Annual and Special General Meeting to pass an ordinary resolution in the following terms:

"RESOLVED that an amendment to the Corporation's Incentive Stock Option Plan (as adopted by the shareholders on May 24, 1995 and amended on September 10, 1997, June 9, 1999, June 28, 2002, and on June 11, 2003 (the "Plan")) to increase the maximum number of shares reserved for stock options under the Plan by an additional 9,000,000 shares, is hereby approved; and

Also in accordance with the rules and policies of the Toronto Stock Exchange, the following proposed amendment to the Plan must be approved by the Shareholders of the Corporation, other than the Corporation's directors and officers and their associates by a simple majority of the votes cast at the Meeting. Accordingly, the Shareholders (other than the directors, officers and their associates) will be asked at the Annual and Special General Meeting to pass an ordinary resolution in the following terms:

RESOLVED that the amendment of the Corporation's Incentive Stock Option Plan authorizing the extension to the expiry date of incentive stock options held by insiders of the Corporation which may expire during a restricted trading period, imposed on the Corporation by securities regulatory authorities ("Blackout Period"), to provide such optionees an extension to the right to exercise such options for a period of 10 business days commencing on the first business day after the expiry date of the Blackout Period, is hereby approved."

An ordinary resolution requires the favourable vote of the shareholders of the Corporation in general meetings by a simple majority of the votes cast in person or by proxy.

ANY OTHER MATTERS

Pursuant to the CBCA, proposals intended to be presented by shareholders for action at the 2005 Annual General Meeting must comply with the provisions of the CBCA and be deposited at the Corporation’s head office not later than February 13, 2005 in order to be included in the Management Proxy Circular and form of proxy relating to such meeting.

Management of the Corporation knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Management Proxy Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Management Proxy Circular to vote the same in accordance with their best judgment of such matters.

A copy of the Corporation’s current Annual Information Form will be provided to any Shareholder by the head office of the Corporation upon request to the secretary or to a person, who is not a security holder of the Corporation, upon payment of a nominal fee.

The contents and the sending of this management proxy Management Proxy Circular have been approved by the Board of Directors of the Corporation.

DATED at Vancouver, British Columbia, this 14th day of May 2004.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement misleading in light of the circumstances in which it was made.

Dated: May 14, 2004

“Clive T. Johnson”	“Mark A. Corra”

Clive T. Johnson, Chairman,	Mark A. Corra,
Chief Executive Officer and President	Vice President of Finance